UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934

                         COMPUTER MARKETPLACE (R), INC.
                         ------------------------------
                                (Name of Issuer)

                         Common Stock ($.0001 par value)
                         -------------------------------
                         (Title of Class of Securities)

                                     205216
                                     ------
                                 (CUSIP Number)


                         ELLLIOT LOEWENSTERN, PRESIDENT
                             VICTORIA HOLDINGS, INC.
         6700 North Andrews Avenue, Suite 500, Ft. Lauderdale, FL 33309
         --------------------------------------------------------------
                                 (954) 351-4200
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 25, 1999
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].



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                                                            SCHEDULE 13D
---------------------------------------------------------                      -----------------------------------------------------
CUSIP No. 205216                                                                                     Page 2 of 7 Pages
---------------------------------------------------------                      -----------------------------------------------------

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1                NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 VICTORIA HOLDINGS, INC.
------------------------------------------------------------------------------------------------------------------------------------
2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a)|X|
                                                                                                                (b)|_|
------------------------------------------------------------------------------------------------------------------------------------
3                SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------------------
4                SOURCE OF FUNDS*

                 PF
------------------------------------------------------------------------------------------------------------------------------------
5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          |X|

------------------------------------------------------------------------------------------------------------------------------------
6                CITIZENSHIP OR PLACE OF ORGANIZATION

                 DELAWARE
------------------------------------------------------------------------------------------------------------------------------------
          Number of                7           SOLE VOTING POWER
            Shares
         Beneficially                          1,000,000 shares of common stock
           Owned by
             Each
          Reporting
            Person
             With
                               -----------------------------------------------------------------------------------------------------
                                   8           SHARED VOTING POWER
                                               382,000
                               -----------------------------------------------------------------------------------------------------
                                   9           SOLE DISPOSITIVE POWER

                                               1,000,000 shares of common stock
                               -----------------------------------------------------------------------------------------------------
                                 10            SHARED DISPOSITIVE POWER
                                               362,000

------------------------------------------------------------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,382,000 shares of common stock

------------------------------------------------------------------------------------------------------------------------------------
12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           |_|



------------------------------------------------------------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 58.7% of outstanding common shares

------------------------------------------------------------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON*

                 IN; CO

--------------------------------------------------------------------------------
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CUSIP No. 205216                                               Page 3 of 7 Pages


                                   ATTACHMENT
                                   ----------

ITEM 1.  SECURITY AND ISSUER

The class of equity securities to which this statement on Schedule 13D relates is as follows:

Common stock, par value $.0001, (the "Company Common Stock") of Computer Marketplace, Inc., a Delaware Corporation (the "Company" or the "Issuer").

The principal executive offices of the Company are located at 1490 Railroad Street, Corona, California 91720

ITEM 2.  IDENTITY AND BACKGROUND

This Amendment No. 3 to Schedule 13D is filed by Victoria Holdings, Inc., a corporation organized under the laws of the State of Delaware ("Victoria Holdings"). Victoria Holding's principal business is providing corporate finance assistance and consulting services to businesses. Its principal office is at 6700 North Andrews Avenue, Suite 500, Ft. Lauderdale, FL 33309.

         (a) The sole executive officer and director of Victoria Holdings is Elliot A. Loewenstern. The controlling shareholders are Elliot A. Loewenstern and Shelley Loewenstern, as Tenants by the Entireties.

         (b) The business address for Mr. Loewenstern is 6700 North Andrews Avenue, Suite 401, Ft. Lauderdale, FL 33309.

         (c) Mr. Loewenstern is in the merchant banking business.

         (d) None.

         (e) In 1993, the Securities and Exchange Commission filed a complaint against both Elliot Loewenstern and Richard Bronson as principals of BiltmoreSecurities, Inc., alleging violations of Section 17(a) of the Securities Act of 1933, Section 10(b) and 15(c) of the Securities Exchange Act of 1934, and Rules 10b-5, 10b-6 and 15cl-2 promulgated thereunder. On July 22, 1995, the complaint was dismissed, with prejudice, as to both Mr. Loewenstern and Mr. Bronson. Mr. Bronson agreed to a suspension from associating in any supervisory capacity with any broker, dealer, municipal securities dealer, investment advisor or investment company for a period of twelve (12) months from the beginning of said suspension. Mr. Loewenstern also agreed to a suspension from associating in


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CUSIP No. 205216                                               Page 4 of 7 Pages


         any supervisory capacity with any broker, dealer, municipal securities dealer, investment advisor or investment company for a period of twelve
         (12) months commencing upon the expiration of Mr. Bronson's suspension.

         (f) Mr. Loewenstern and Mrs. Loewenstern are U.S. citizens.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of the funds are personal funds of the executive officers and directors of Victoria Holdings.

ITEM 4.  PURPOSE OF THE TRANSACTION

The initial acquisition of the securities of the Issuer was as consideration for the consulting services rendered to the Company by Victoria Holdings. The acquisition of shares which are the subject of this Amendment to Schedule 13D was for investment purposes. Subject to many factors, including the Issuer's financial condition, its prospects, the market in general, other investment opportunities and developments concerning Victoria Holdings' business, additional securities of the Issuer may be purchased or sold.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Based upon current information available, there were 1,352,424 shares of Company Common Stock issued and outstanding on the reporting date of this Statement.

         (a) On December 31, 1996, Victoria Holdings, pursuant to an Option Agreement, was issued options to purchase 6,000,000 shares of Company Common Stock, which are exercisable at $.166667 beginning on December 31, 1996 for a term of five (5) years. Based upon current information available, the Company's Board of Directors and shareholders approved a 1-for-6 reverse stock split in April, 1997. Therefore, Victoria Holdings now holds options to purchase 1,000,000 shares of Company Common Stock at $1.00 per share. On July 14, 1997, both Mr. Bronson and Mr. Loewenstern purchased 77,000 shares each on the open market at $1.00 per share. On March 18, 1998, both Mr. Bronson and Mr. Loewenstern purchased 125,000 shares each, in private transactions, at $1.50 per share. Mr. Bronson subsequently transferred the 200,000 shares of Common Stock to the Reiter Family Limited Partnership of which Mr. Loewenstern is a limited partner. The aggregate number of shares of common stock directly or indirectly beneficially owned by Victoria Holdings and Elliot A. Loewenstern (including the options) constitutes 59.5% of the current issued and outstanding shares of Company Common Stock.


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CUSIP No. 205216                                               Page 5 of 7 Pages



         (b) Victoria Holdings, through Elliot A. Loewenstern and Shelley Loewenstern, as Tenants by the Entireties and personally, and certain irrevocable trust in the names of their children have sole power to vote or direct the vote and sole power to dispose or direct the disposition of the Company Common Stock owned by Victoria Holdings upon exercise of the Options. Mr. Loewenstern and Mrs. Loewenstern as joint tenants by the entireties have the sole power to vote and dispose of 37,500 shares of the Company's Common Stock, and Mr. Loewenstern has sole power to direct the vote and disposition of 75,000 shares of Common Stock or direct the vote and sole power to dispose or direct the disposition of 200,000 shares of the Company Common Stock owned by him.

         (c) Between February 18, 1999 and February 28, 1999, Elliot A. Loewenstern and Shelly Loewenstern donated an aggregate of 18,000 shares of common stock of the Company to two charities. There were no other transactions, other than as listed in 5(a) above, effected by Victoria Holdings during the last 60 days involving Company Common Stock.

         (d) N/A

         (e) N/A

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the consulting agreement entered into by Victoria Holdings with the Issuer on December 9, 1996, there are no other arrangements, understandings or relationships with respect to securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None



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CUSIP No. 205216                                               Page 6 of 7 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct as of the date hereof.

Dated: 3-22-99

                                   VICTORIA HOLDINGS, INC.


                                            By: /s/ Elliot Loewenstern
                                            --------------------------

                                            Name: Elliot Loewenstern
                                            ------------------------

                                            Title: President
                                            ----------------

                                            /s/ Elliot Loewenstern
                                            ----------------------

                                            ELLIOT LOEWENSTERN







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CUSIP No. 205216                                               Page 7 of 7 Pages



The undersigned hereby agree that this Amendment No. 3 to Schedule 13D represents a joint filing on behalf of the undersigned pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

Dated: 3-22-99

                                    VICTORIA HOLDINGS, INC.


                                            By: /s/ Elliot Loewenstern
                                            --------------------------

                                            me: Elliot Loewenstern
                                            ----------------------

                                            Title: President
                                            ----------------

                                            /s/ Elliot Loewenstern
                                            ----------------------

                                            ELLIOT LOEWENSTERN